UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

  (Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended March 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ____ to ____.

Commission File No. 0-23832

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

PSS WORLD MEDICAL, INC. SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PSS WORLD MEDICAL, INC.

4345 Southpoint Boulevard

Jacksonville, Florida 32216

REQUIRED INFORMATION

The PSS World Medical, Inc. Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The following financial statements and schedules of the Plan have been prepared in accordance with the financial reporting requirements of ERISA.

PSS WORLD MEDICAL, INC. SAVINGS PLAN

March 31, 2012 and 2011

* Other schedules required by 29 CFR 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant–directed investment transactions.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
PSS World Medical, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of PSS World Medical, Inc. Savings Plan as of March 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended March 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PSS World Medical, Inc. Savings Plan as of March 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of March 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ The GriggsGroup CPAs

August 27, 2012
Certified Public Accountants
Ponte Vedra Beach, Florida

PSS WORLD MEDICAL, INC. SAVINGS PLAN
Statements of Net Assets Available for Benefits
March 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value	$174,336,684	$168,470,392
Liabilities
Benefits payable	130,472	267,125
Net assets available for benefits, at fair value	174,206,212	168,203,267
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(438,260)	3,710
Net assets available for benefits	$173,767,952	$168,206,977

The accompanying notes are an integral part of these financial statements.

PSS WORLD MEDICAL, INC. SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended March 31, 2012

2012
Additions to net assets available for benefits:
Investment income:
Net depreciation in fair value of investments	$(1,642,935)
Dividends and interest income	2,304,853
Net investment income	661,918
Contributions:
Participant	11,379,696
Employer	2,466,813
Rollovers from qualified plans	850,628
Total contributions	14,697,137
Total additions	15,359,055
Deductions from net assets available for benefits:
Benefits paid to participants	(9,777,443)
Administrative expenses	(20,637)
Total deductions	(9,798,080)
Total increase in net assets available for benefits	5,560,975
Net assets available for benefits:
Beginning of year	168,206,977
End of year	$173,767,952

The accompanying notes are an integral part of these financial statements.

PSS WORLD MEDICAL, INC. SAVINGS PLAN
Notes to Financial Statements
March 31, 2012 and 2011

(1)	Description of Plan

The following description of the PSS World Medical, Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution retirement plan covering substantially all employees of PSS World Medical, Inc. and its subsidiaries (the “Company” or “employer”). The Plan was created under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”) and includes a qualified deferred arrangement, as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan also has the features of an employee stock ownership plan (“ESOP”), whereby employee and employer contributions can be invested in the PSS World Medical, Inc. unitized stock fund, whereby participants do not actually own shares of PSS World Medical, Inc. common stock but rather own an interest in the unitized stock fund. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

For the Plan year ended March 31, 2012, the Plan was amended to include the names of additional employers recently acquired by the Company.  The new employers were ClaimOne, LLC, Dispensing Solutions, Inc., Linear Medical Solutions, LLC, Southeast Medical Solutions RX, LLC (formerly Stat RX USA, LLC), BottomLine Medical Solutions, LLC, Theratech, Inc., Standard Medical Supply, Inc., Keltman Pharmaceutical, Inc., Federal Medical Supply, Inc., Blue Medical Supply, Inc., Xcel Supply, LLC, and Professional Laboratory Systems, Inc.

(b)	Eligibility

Any employee of the Company is eligible to participate in the Plan upon completing 30 days of service. Plan entry dates are the first day of each month within the Plan year.

(c)	Contributions

The Plan is funded through voluntary employee salary deferrals and employer contributions. Participants can elect to defer up to 85% but not less than 1% of compensation, as defined by the Plan and as limited by requirements of the IRC. Participants who have attained age 50 before the close of the calendar year are eligible to make an additional elective deferral contribution. Participant elective contributions are invested by Principal Financial Group (“the Trustee”) in the investment options (mainly mutual funds and employer securities) as directed by the participant. The Plan also allows participants to make additional elective contributions from incentive compensation.

The Company may make the following types of contributions: (i) Supplemental ESOP matching contributions, (ii) ESOP matching contributions, (iii) Non-ESOP matching contributions, (iv) ESOP employer contributions, (v) Employer discretionary contributions, and (vi) Qualified non-elective contributions.

Supplemental ESOP Matching Contributions

For the Plan year ended March 31, 2012, the Company made no supplemental ESOP matching contributions.

ESOP Matching Contributions

For the Plan year ended March 31, 2012, the Company made no ESOP matching contributions.

Non-ESOP Matching Contributions

The Company’s Board of Directors may elect annually to make a discretionary contribution in the form of a non-ESOP matching contribution (contributions to be invested at the direction of the participant). Such contributions are allocated to participants based on the formula established by the Board of Directors. The Board of Directors also determines the percentage of participant elective contributions to be matched as well as the maximum amount of match to be contributed. A participant must make elective salary deferrals to be eligible for such matching contributions.

Non-ESOP matching contributions for each eligible participant are equal to the lesser of (i) 50% of a participant’s elective deferral amount up to 6% of a participant’s compensation for the Plan year or (ii) $1,750.  The non-ESOP matching contributions for the Plan year ended March 31, 2012 were $2,574,413, of which $2,466,813 was funded by the Company and $107,600 was funded by the reallocation of forfeited contributions.

ESOP Employer Contributions

There were no ESOP employer contributions for the Plan year ended March 31, 2012.

Employer Discretionary Contribution

The Company’s Board of Directors may also elect annually to make employer discretionary contributions. There were no employer discretionary contributions for the Plan year ended March 31, 2012.

Qualified Non-Elective Contributions

The Company’s Board of Directors may also elect annually to make qualified non-elective contributions. Such contributions may be allocated to a limited number of non-highly compensated employees and are only made to eliminate potential discrimination with respect to participant elective contributions or employer matching contributions that would otherwise favor highly compensated employees. There were no qualified non-elective contributions for the Plan year ended March 31, 2012.

(d)       Vesting

Participants are immediately vested in their contributions. Participants are vested in the Company’s ESOP matching contributions, non-ESOP matching contributions, ESOP employer contributions, and earnings thereon based on years of continuous service, as defined in the Plan, according to the following schedule:

Less than two years of service	0%
Two years but less than three years	20%
Three years but less than four years	40%
Four years but less than five years	60%
Five years but less than six years	80%
Six years or more	100%

In the event of total and permanent disability or death, a participant shall become 100% vested in the participant’s account balance.

    (e)       Forfeited Accounts

Nonvested portions of the Company’s matching contributions are forfeited as of a participant’s termination date and are used to reduce future Company matching contributions. During the Plan year ended March 31, 2012, forfeitures of nonvested accounts totaled $107,962.  Forfeitures used to reduce Company matching contributions were $107,600 for the Plan year ended March 31, 2012. As of March 31, 2012 and 2011, forfeited, nonvested accounts of $566 and $204, respectively, were reflected in the accompanying Statements of Net Assets Available for Benefits.

(f)	Benefits Paid to Participants

Upon retirement, death, disability, or other severance of employment, a participant or his/her beneficiary may elect to receive an amount equal to the value of the participant’s vested interest in the participant’s account. Balances in participant accounts are paid in a single lump sum.

Participants who have an account balance in the Plan’s unitized stock fund will have their account balances distributed in shares of the Company’s common stock (with fractional shares paid in cash) or cash as elected by the participant with payment to the participant at their direction.

(g)	Participant Loans

The Plan does not permit participant loans.

(h)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contribution, and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(i)	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Transfer Agent of the Company prior to the time that such rights are to be exercised. The Trustee will vote any allocated shares according to the instructions given by a participant. If no instructions are given to the Trustee by a participant, the Trustee will vote any allocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of the financial statements in conformity with accounting principals generally accepted in the United States of America (“GAAP”) requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

(c)	Income and Expense Recognition

Interest income is recorded as earned on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments is allocated on a daily basis to participant accounts. Purchases and sales of investments are recorded on a trade date basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments, allocated to the individual accounts.

(d)	Investment Valuation

Investments in mutual funds are stated at fair value, which are based on published market quotations on national exchanges. The Plan’s unitized stock fund as of March 31, 2012 is valued at a unit value determined by the amount of shares of common stock and cash held within the unitized stock fund.

Investments in the accompanying Statements of Net Assets Available for Benefits include investments in common collective trusts, the Wells Fargo Stable Return Fund at March 31, 2012 and the ABN AMRO Income Plus Fund at March 31, 2011, which include fully benefit-responsive investment contracts. Investments in common collective trusts are stated at the fair value based on the underlying unit values reported using the financial statements of the collective trust and changes in such amounts through the Plan’s year end.  However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Administrative Expenses

Administrative expenses reflected in the Statement of Changes in Net Assets Available for Benefits of $20,637 represent distribution and redemption fees paid by participants. All other Plan administrative expenses were paid by the Company for the Plan year ended March 31, 2012.

(g)	Recent Accounting Pronouncement

In May 2011, the FASB issued an ASU with amendments to achieve common fair value measurement and disclosure requirements in GAAP.  The amendments in this update clarified the language used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements.  The following areas were impacted by this ASU: (i) application of the highest and best use and valuation premise concepts; (ii) measuring the fair value of an instrument classified in shareholders’ equity; and (iii) additional quantitative disclosures regarding unobservable inputs used in Level 3 fair value measurements.  The amendments are effective for annual periods beginning after December 15, 2011.  Plan management does not believe the adoption of this update will have a material impact on the Plan’s financial statements.

(3)	Fair Value Measurements

Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1: Inputs using unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2: Inputs other than quoted prices in markets that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs that are both significant to the fair value measurement and unobservable.

    A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methods used for assets measured at fair value.

Mutual funds: The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

Common collective trust: The fair value of the common collective trust is determined by the fund Trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

PSS World Medical, Inc. unitized stock fund: The fair values of these securities is based on NAV, which is the closing price of the underlying common stock in the principal active market on which the securities are traded and the uninvested cash position held by the fund, divided by the number units outstanding.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

As of March 31, 2012 and 2011, the fair value of the Plan’s financial assets were measured using Level 1 or Level 2 inputs.  The following table presents the Plan's assets, by major category, measured at fair value on a recurring basis as of March 31, 2012 and 2011.

March 31, 2012	Level 1	Level 2	Total
Common collective trust	$-	$17,968,688	$17,968,688
Mutual funds:
U.S. large cap equity	38,711,970	-	38,711,970
U.S. mid cap equity	20,056,624	-	20,056,624
U.S. small cap equity	17,846,595	-	17,846,595
International equity	24,399,267	-	24,399,267
Bond funds	26,444,613	-	26,444,613
PSS World Medical, Inc. unitized stock fund	28,908,927	-	28,908,927
Total	$156,367,996	$17,968,688	$174,336,684

March 31, 2011	Level 1	Level 2	Total
Common collective trust	$-	$16,535,093	$16,535,093
Mutual funds:
U.S. large cap equity	34,931,936	-	34,931,936
U.S. mid cap equity	19,328,840	-	19,328,840
U.S. small cap equity	17,878,614	-	17,878,614
International equity	23,554,491	-	23,554,491
Bond funds	22,017,246	-	22,017,246
PSS World Medical, Inc. unitized stock fund	34,224,172	-	34,224,172
Total	$151,935,299	$16,535,093	$168,470,392

During the Plan years ended March 31, 2012 and 2011, there were no transfers in or out of Levels 1 and 2.

(4)       Investments

All investment elections are participant-directed funds. The following presents investments that represent 5% or more of the Plan’s net assets as of March 31, 2012 and 2011:

	2012	2012	2011	2011
Description of Asset	Units	Value	Units	Value
PSS World Medical Inc. unitized stock fund	1,279,085	$28,908,927	1,414,905	$34,224,172
Wells Fargo Stable Return Fund*	375,867	17,968,688
PIMCO Total Return Admin Fund	1,551,948	17,211,108	1,410,693	15,347,835
Harbor Capital Appreciation Fund	340,301	14,748,651
Principal Large Cap S&P 500 Index	1,432,283	14,322,831	1,358,540	12,783,759
Janus Perkins Mid Cap Value Fund	557,634	12,385,059	512,553	12,270,512
American EuroPacific Growth Fund	260,451	10,280,006	245,141	10,494,502
Jennison Dryden Small Company A Fund	452,347	9,983,305	468,114	10,378,084
Invesco Van Kampen Growth & Income	473,734	9,640,489	428,590	8,661,805
ABN AMRO Income Plus Fund			2,383,731	16,535,093
American Funds Growth Fund of America			427,458	13,486,303
All other assets less than 5%		38,887,620		34,288,327
Total		$174,336,684		$168,470,392

 * The contract value for the Wells Fargo Stable Return Fund is $17,530,428 as of March 31, 2012. For the Plan year ended March 31, 2012, the ABN AMRO Income Plus Fund was replaced with the Wells Fargo Stable Return Fund. The contract value for the ABN AMRO Income Plus Fund was $16,538,803 as of March 31, 2011.

During the year ended March 31, 2012, the ABN AMRO Income Plus Fund was replaced with the Wells Fargo Stable Return Fund.  The Wells Fargo Stable Return Fund, a common collective trust, invests primarily in investment contracts, including traditional guaranteed investment contracts (“GICs”), and security-backed contracts issued by insurance companies and other financial institutions. Contract value, as reported to the Plan, represents contributions made under the contract, less participant-directed withdrawals, plus accrued interest.

The interest crediting rate of the Wells Fargo Stable Return Fund as of March 31, 2012 was 2.21%. The average market yield of the Wells Fargo Stable Return Fund for the year ended March 31, 2012 was 1.41%. The interest crediting rate of the ABN AMRO Income Plus Fund as of March 31, 2011 was 1.91%. The average market yield of the ABN AMRO Income Plus Fund for the year ended March 31, 2011 was 2.33%.

During the year ended March 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated and depreciated in value as follows:

Mutual funds	$460,987
Bond funds	376,456
Common collective trusts	206,893
PSS World Medical, Inc. unitized stock fund	(2,687,271)
Net depreciation in fair value of investments	$(1,642,935)

(5)       Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 16, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Plan management was notified by the IRS that the Plan year ended March 31, 2008 was selected for examination.  There have been no developments on, or findings from, the examination.

Management has evaluated the Plan's tax positions and concluded that as of March 31, 2012 the Plan has taken no uncertain tax positions that require recognition of a liability (or asset)   in the financial statements.  With few exceptions, the Plan is no longer subject to income tax examination by the U.S. federal, state or local tax authorities for years before 2008.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their employer contributions and earnings thereon.

(7)	Related Party Transactions

As of March 31, 2012 and 2011, the Plan owned 1,117,636 and 1,231,426 shares of the Company’s common stock, respectively, which represents approximately 2.2% and 2.2% of the outstanding common stock of the Company, respectively.  These shares along with cash represent 1,279,085 and 1,414,905 units of the unitized stock fund as of March 31, 2012 and 2011, respectively.

As of March 31, 2012 and 2011, payables to participants to satisfy the Actual Deferral Percentage Test totaled $153,762 and $259,552 and payables to the Trustee representing pending trades totaled $23,290 and $7,573, respectively.  As the Trustee, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan to the Trustee for administrative services amounted to $20,637 for the Plan year ended March 31, 2012.

(8)	Risk and Uncertainties

The Plan invests in various investment securities including the Company’s common stock (approximately 17% of net assets available for benefits as of March 31, 2012), as described in Note 4, Investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of March 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$173,767,952	$168,206,977
Benefits allocated to participants	130,472	267,125
Adjustment to fair value from contract value for investment
relating to fully benefit-responsive investment contracts	438,260	(3,710)
Net assets available for benefits per Form 5500	$174,336,684	$168,470,392

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500, for the year ended March 31, 2012:

2012
Change in net assets available for benefits per the financial statements	$5,560,975
Benefits allocated to participants	130,472
Prior year benefits allocated to participants	(267,125)
Adjustment to fair value from contract value for investment
relating to fully benefit-responsive investment contracts	438,260
Prior year adjustment to fair value from contract value for investment
relating to fully benefit-responsive investment contracts	3,710
Net income per Form 5500	$5,866,292

(10)	Subsequent Events

            The Plan has evaluated all subsequent events through August 27, 2012 and determined that no significant events have occurred requiring adjustments to the financial statements or disclosures.

PSS World Medical, Inc. Savings Plan

EIN 59-2280364. Plan # 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of March 31, 2012

	Identity of party involved	Description of investment	Current Value
*	PSS World Medical, Inc.	PSS World Medical, Inc. unitized stock fund 1,279,085 units	$28,908,927
	Galliard Capital Management	Wells Fargo Stable Return M Fund (1)	14,954,655
	Harbor Capital Advisors	Harbor Capital Appreciation Inv Fund	12,027,611
	Janus Capital Group	Perkins Mid Cap Value T Fund	10,936,328
	Pacific Investment Management Company	PIMCO Total Return Admin Fund	10,790,317
	Prudential Investments	Prudential Jennison Small Company A Fund	9,477,074
*	Principal Financial Group	Principal LargeCap S&P 500 Index R5 Fund	8,334,667
	Capital Research and Management Company	American Funds EuroPacific Growth A Fund	6,513,510
	Oppenheimer Funds	Oppenheimer Global N Fund	6,375,121
	Van Kampen Investments	Invesco Van Kampen Growth & Income A Fund	6,319,469
	Royce & Associates	Royce Pennsylvania Mutual Fund Inv Fund	4,656,544
	Pacific Investment Management Company	PIMCO Real Return Admin Fund	4,491,635
	Goldman Sachs Asset Management	Goldman Sachs Growth Opportunities A Fund	4,316,439
	Harbor Capital Advisors	Harbor International Investor Fund	2,655,308
*	Principal Financial Group	Principal SmallCap S&P 600 Index R5 Fund	1,559,745
	American Century Investment Management	American Century Inflation Adjusted Bond A Fund	1,536,585
*	Principal Financial Group	Principal MidCap S&P 400 Index R5 Fund	1,103,749

*	Principal Financial Group	PSS World Medical, Inc., Moderate Portfolio, 1,860,709 units
		PIMCO Total Return Admin Fund	3,190,170
	*	Principal LargeCap S&P 500 Index R5 Fund	2,559,063
		Harbor International Investor Fund	2,226,519
		PIMCO Real Return Admin Fund	1,690,810
		American Funds EuroPacific Growth A Fund	1,666,550
		Wells Fargo Stable Return M Fund (1)	1,552,162
		Invesco Van Kampen Growth & Income A Fund	1,426,198
		Harbor Capital Appreciation Inv Fund	1,155,934
		Perkins Mid Cap Value T Fund	714,879
	*	Principal MidCap S&P 400 Index R5 Fund	549,270
		Goldman Sachs Growth Opportunities A Fund	377,387
	*	Principal SmallCap S&P 600 Index R5 Fund	360,779
		Royce Pennsylvania Mutual Fund Inv Fund	359,955
		Prudential Jennison Small Company A Fund	178,826
			18,008,502
*	Principal Financial Group	PSS World Medical, Inc., Moderate Aggressive Portfolio, 905,988 units
	*	Principal LargeCap S&P 500 Index R5 Fund	1,530,387
		Harbor International Investor Fund	1,294,620
		PIMCO Total Return Admin Fund	1,010,871
		American Funds EuroPacific Growth A Fund	947,366
		Invesco Van Kampen Growth & Income A Fund	829,262
		Harbor Capital Appreciation Inv Fund	716,861
		Wells Fargo Stable Return M Fund (1)	401,031
		PIMCO Real Return Admin Fund	393,139
	*	Principal MidCap S&P 400 Index R5 Fund	340,645
		Perkins Mid Cap Value T Fund	332,519
		Goldman Sachs Growth Opportunities A Fund	263,308
		Royce Pennsylvania Mutual Fund Inv Fund	251,160
	*	Principal SmallCap S&P 600 Index R5 Fund	167,824
		Prudential Jennison Small Company A Fund	166,372
			8,645,365

	Identity of party involved	Description of investment	Current Value
*	Principal Financial Group	PSS World Medical, Inc., Aggressive Portfolio, 639,456 units
	*	Principal LargeCap S&P 500 Index R5 Fund	1,413,897
		Harbor International Investor Fund	1,150,090
		American Funds EuroPacific Growth A Fund	845,733
		Invesco Van Kampen Growth & Income A Fund	756,084
		Harbor Capital Appreciation Inv Fund	628,545
	*	Principal MidCap S&P 400 Index R5 Fund	298,653
		Perkins Mid Cap Value T Fund	291,526
		Goldman Sachs Growth Opportunities A Fund	246,236
	*	Principal SmallCap S&P 600 Index R5 Fund	176,550
		Royce Pennsylvania Mutual Fund Inv Fund	176,146
		Prudential Jennison Small Company A Fund	116,680
			6,100,140
*	Principal Financial Group	PSS World Medical, Inc., Moderate Conservative Portfolio, 491,220 units
		PIMCO Total Return Admin Fund	1,340,571
		PIMCO Real Return Admin Fund	660,105
		Wells Fargo Stable Return M Fund (1)	631,227
	*	Principal LargeCap S&P 500 Index R5 Fund	400,093
		Harbor International Investor Fund	354,285
		Invesco Van Kampen Growth & Income A Fund	267,063
		American Funds EuroPacific Growth A Fund	264,789
		Harbor Capital Appreciation Inv Fund	177,428
		Royce Pennsylvania Mutual Fund Inv Fund	88,867
	*	Principal MidCap S&P 400 Index R5 Fund	88,798
		Perkins Mid Cap Value T Fund	88,680
		Goldman Sachs Growth Opportunities A Fund	44,645
	*	Principal SmallCap S&P 600 Index R5 Fund	44,547
		Prudential Jennison Small Company A Fund	44,353
			4,495,451
*	Principal Financial Group	PSS World Medical, Inc., Conservative Portfolio, 250,502 units
		PIMCO Total Return Admin Fund	879,179
		PIMCO Real Return Admin Fund	461,231
		Wells Fargo Stable Return M Fund (1)	429,613
	*	Principal LargeCap S&P 500 Index R5 Fund	84,724
		Harbor International Investor Fund	63,318
		Invesco Van Kampen Growth & Income A Fund	42,413
		Harbor Capital Appreciation Inv Fund	42,271
		American Funds EuroPacific Growth A Fund	42,058
		Goldman Sachs Growth Opportunities A Fund	21,277
		Royce Pennsylvania Mutual Fund Inv Fund	21,173
	*	Principal MidCap S&P 400 Index R5 Fund	21,158
		Perkins Mid Cap Value T Fund	21,127
			2,129,542
			$174,336,684

*	Party-in-interest
(1)	Current value represents the fair value of the investment. The contract value for all investments in the Wells Fargo Stable Return Fund is $17,530,428, as of March 31, 2012.

See accompanying independent registered public accounting firm’s report.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date:  August 27, 2012

PSS WORLD MEDICAL, INC. SAVINGS PLAN

By: PSS World Medical, Inc., as Plan Administrator

By: /s/ David M. Bronson
David M. Bronson
Executive Vice President and Chief Financial Officer
(Duly Authorized Officer and Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm – The GriggsGroup CPAs